Contact

www.linkedin.com/in/trentcorbin (LinkedIn)
redbudgroup.com (Company)

Top Skills

Financial Modeling
Mergers & Acquisitions
Finance

Languages

English

Honors-Awards

Strategic Listing Specialist (SLS)
Top Written Specialist - Team February 2016
Top Written Specialist/Units - Team February 2016
Top Written Specialist/Units - Team March 2016
Top Producer - Closed Volume - Team April 2016

Trent Corbin

Founder & CEO, The Redbud Group
Charlotte, North Carolina, United States

Summary

I have worked as a real estate agent and broker within the industry since 2008 helping Charlotte homeowners take a more sophisticated approach to their real estate investments. In my role as a Realtor with Keller Williams, I work with everyone from first-time homebuyers to private equity groups. My experience in the financial sector allows me to offer a higher level of service to my clients, and I am able to leverage my corporate M&A experience when working with buyers and sellers of real estate to achieve optimal outcomes.

Since graduating from Duke University in 2005 (with an engineering degree I unfortunately never used), my various roles in real estate, investment banking, consulting and operations have provided me with a wide range of skills that I apply regularly in the real estate world. I received my MBA from Wake Forest University in 2015, and I continue to work on select consulting projects on an ad hoc basis because I enjoy working with like-minded individuals with a passion for entrepreneurship.

Specialties: Real estate sales, Realtor, property management, business development, project management, networking, investment banking, financial modeling, accounting, mergers and acquisitions, structured debt, credit management, social media, online content creation, web marketing, corporate leadership, management

Experience

The Redbud Group at Keller Williams South Park

CEO & Experienced Real Estate Broker / Realtor
August 2015 - Present (10 years 10 months)
Charlotte, North Carolina Area

I am the CEO and founder of The Redbud Group, a team of real estate agents at Keller Williams South Park. We work with both buyers and sellers to ensure they receive the highest level of service as possible. Whether it's helping first-

time homebuyers better understand the process or executing a marketing plan to ensure optimal outcomes for our sellers, the work product we deliver is second to none. The Keller Williams brand allows us access to world-class tools and resources to further refine our execution. We serve both North and South Carolina, and I hope we one day have the opportunity to work with you.

The Leukemia & Lymphoma Society
2020 Candidate
March 2020 - July 2020 (5 months)
Charlotte, North Carolina, United States

I am current campaigning and raising funds for 2020 The Leukemia & Lymhpoma Society's Man of the Year Competition. We are seeking sponsorships from businesses and individuals alike to support cancer patients like my father-in-law as they combat the unique challenges of their diagnoses during the COVID-19 global pandemic.

Please consider donating to our campaign by visiting LYMPHOMAISTHEWORST.COM

Lodestone Real Estate
Real Estate Broker / Realtor
July 2013 - August 2015 (2 years 2 months)
Charlotte, NC

Lodestone Real Estate is comprised of an experienced team of real estate agents and brokers working with buyers, sellers and investment groups that focus on the Carolinas and the Southeast. As sales professionals, we strive to provide the highest possible level of customer service and value to our clients in every real estate sale we close. As an affiliate of Keller Williams, Lodestone's processes, resources and systems allow us to be extremely efficient in delivering optimal outcomes for those we serve.

Southeast Business Consultants, Inc.
Business Consultant
March 2013 - May 2015 (2 years 3 months)

SBC offers consulting services for small to mid-size businesses that are seeking to enhance their brand, improve profitability and gain access to growth capital. Through our understanding of online and offline marketing, business analytics and the financial services industry, we work with our clients to develop market-leading platforms that are well-positioned to achieve the goals of every management team with which we work.

From social media and web services to financial and operational consulting, we offer leading professional services at a fraction of what our clients would pay for additional internal resources.

Providence Property Management
President & CEO
March 2009 - May 2013 (4 years 3 months)

Founded and built Providence Property Management into a client-focused property management company serving uptown Charlotte and surrounding neighborhoods. While we focus on rental management, we offer a full suite of residential real estate services. Our business quadrupled in 2012 with a renewed focus on growth, and we anticipate that trajectory continuing into the foreseeable future.

Villages of Eastover Glen
Homeowner's Association
April 2007 - July 2012 (5 years 4 months)

Served as President of the EOG HOA from 2008-2012, most recently working with the Board, MECA Properties and CSI Property Management to implement a comprehensive capital repair and maintenance overhaul of the community to enhance the value of our collective investment. Currently serving as an at-large member of the Board.

Thompson Construction Group
Management Engineer
June 2011 - April 2012 (11 months)

Our businesses range from commercial and industrial construction and maintenance to architectural services, industrial cleaning, industrial supply distribution and commercial and industrial HVAC services. We are a privately held, progressive company headquartered in South Carolina, serving the Southeast.

GreyCompass Consulting Group
Business Development Consultant
May 2011 - July 2011 (3 months)

GreyCompass specializes in strategically leveraging sports, media and entertainment investments to help clients drive business growth. We have an unparalleled track record of delivering compelling value and measurable results in business strategy, the sports industry, media, marketing, branding and licensing, and the digital/social media landscape.

International Association of Internet Professionals
Business Development Boardmember
February 2011 - June 2011 (5 months)

The IAIP will provide a forum for members to communicate with other like-minded individuals around the globe, submit original articles, foster career advancement, discuss best practices and follow the digital industry.

Brookwood Associates
2 years 8 months

Associate
October 2010 - April 2011 (7 months)

Structure and execute middle-market merger and acquisition transactions, primarily as a sell-side advisor, for principal owners and private equity investors. Industry focus includes healthcare, industrial services and business services.

Senior Analyst
September 2008 - October 2010 (2 years 2 months)

Financial modeling, confidential information memoranda composition and management presentations for a variety of M&A transactions and other financing arrangements

Wachovia Securities, LLC
3 years 5 months

Analyst – Structured Funds Management, Middle Market Capital
January 2007 - September 2008 (1 year 9 months)

Financial Modeling and Performance Analysis. Build financial models to analyze deals in a variety of projected scenarios. Monitor financial performance trends of up to 40 obligors, including five distressed credits.

Deal Origination and Syndication. Create syndication materials for originated deals, including offering memoranda and lenders' presentations. Act as arranger for investors and clients during syndication process and administrative agent throughout the life of deals.

Credit Underwriting. Examine credit risk of companies for secondary trades and primary issuance. Recommend investments in leveraged loans via compilation of underwriting packages that include industry analysis, transaction risks and strengths, and financial projections.

Analyst – Fixed Income Division, Private Portfolio Management
May 2005 - December 2006 (1 year 8 months)

Credit Underwriting and Analysis. Developed pro forma financial models to assess the plausibility of both positive and negative credit migration following proposed deals. Maintained quarterly financial spreads and capitalization models to evaluate continued risk for over forty companies within the portfolio.

Education

Wake Forest University - Babcock Graduate School of Management
Master of Business Administration (MBA), Business Administration and Management, General · (2013 - 2015)

Duke University
BSE, Electrical Engineering · (2001 - 2005)

University of New South Wales
Study Abroad Program, Engineering and Economics · (2003 - 2003)